Exhibit 21.1

Subsidiaries of Satellogic Inc.

Subsidiary	Jurisdiction
Urugus S.A.	Uruguay
Nettar Group	B.V.I.
Nettar S.A.	Uruguay
Satellogic V. Inc.	United States
Satellogic USA, Inc.	United States
Satellogic S.A.	Argentina
Satellogic Solutions S.L.	Spain
Satellogic China, LTD	China
Satellogic China Beijing Branch	China
Satellogic North America LLC	United States
Satellogic Netherlands B.V.	The Netherlands